Exhibit 99.1

ArcosJet Appointed Authorized Dealer for Lilium Jet in the Middle East

Dubai, United Arab Emirates, October 31, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (eVTOL) jet, has signed an agreement that appoints ArcosJet DMCC (“ArcosJet”), a Dubai-based leader in business aircraft brokerage, as the exclusive authorized dealer for private sales of the Lilium Jet in the United Arab Emirates (UAE), Israel, and the Republic of Cyprus. The agreement includes a commitment fee payment to Lilium and grants ArcosJet exclusivity on private sales. With this agreement, ArcosJet becomes Lilium’s first reseller in the Middle East and its fifth dealer globally.

ArcosJet and Lilium intend to jointly announce further details of their partnership at this year’s Dubai Airshow, which is taking place from November 13th to November 17th. The companies also plan to jointly showcase the Lilium Jet at the event.

“At ArcosJet, we appreciate Lilium’s mission as we see tremendous potential in the emerging eVTOL market—especially for jet-powered aircraft, and we are grateful that Lilium is partnering with us. We are sure that combining our experience in selling conventional aircraft with the economic and sociodemographic characteristics of UAE, Israel, and the Republic of Cyprus can result in the region becoming a leader in the sales and operation of the revolutionary Lilium Jet,” commented Mikhail Alenkin, ArcosJet Founder and CEO.

Sebastien Borel, Chief Commercial Officer at Lilium, says, “The Middle East offers tremendous opportunity for eVTOLs and we are proud to add a reliable and experienced partner to sell and operate the Lilium Jet in the region. ArcosJet has an impressive portfolio of successful deals, profound knowledge within aircraft fleet management and a huge network of industry connections to help drive firm orders of our eVTOL jet. A new era of sustainable aviation is coming and we are proud to be blazing the trail here alongside our new partners who support our aspirations toward new technologies and markets.”

The Lilium Jet is an all-electric vertical take-off and landing jet. It is designed to offer leading capacity, a low noise profile, high performance, zero operating emissions, and is purpose-built for regional connectivity. The Lilium Pioneer Edition Jet is the first planned model of the Lilium Jet and will comfortably seat four passengers, with an estimated non-stop flight range of 175 km and speed of 250 kph. The first manned flight for the type-conforming aircraft is scheduled for late 2024, with type certification expected in late 2025 and deliveries expected to begin in 2026.

***

ArcosJet Contact information for media:

+971 58 674 3641

pr@arcosjet.com

Lilium Contact information for media:
Meredith Bell
Vice President, External Communications
+41794325779
press@lilium.com

Lilium Contact information for investors:
Rama Bondada
Vice President, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, and the Kingdom of Saudi Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

About ArcosJet

Founded in 2014 ArcosJet has become one of the top business aircraft brokers with strong presence in the Middle East, Europe, the CIS and worldwide, featuring a portfolio of dozens of successful international aircraft transactions with a specialization in large and long-range business jets segment. By early 2020s the company has expanded its business portfolio to projects in airline industry, new aircraft dealership, helicopter & eVTOL operation and infrastructure.

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intend to operates, (iii) the expected features and specifications of the Lilium Jet, (iv) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the expected timing for the first manned flight, receiving type certification, and initial deliveries of the Lilium Jet, and (v) the Lilium Group’s partnership with ArcosJet and the prospective sale of Lilium Jets in the UAE, Israel, the Republic of Cyprus, and globally. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include (but are not limited to) the risk that Lilium experiences delays in obtaining, or fails to obtain, type certification for the Lilium Jet in Europe, the United States and/or the other markets in which it conducts or intends to conduct sales activities, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group  assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.